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Manuel Garciadiaz Pedro J. Bermeo manuel.garciadiaz@davispolk.com pedro.bermeo@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

March 7, 2022

Re:	Patria Latin American Opportunity Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed March 4, 2022 File No. 333-254498

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cara Wirth Dietrich King

Ladies and Gentlemen:

On behalf of Patria Latin American Opportunity Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated March 7, 2022 (the “Comment Letter”). On March 19, 2021, the Company publicly filed a registration statement on Form S-1 (the “Registration Statement”) and, on March 4, 2022, the Company publicly filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”). In response to the comments set forth in the Comment Letter, the Company has further amended the Registration Statement and is submitting Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 4 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1 filed on March 4, 2022

Principal Shareholders, page 154

1.	We note that Patria or its affiliates have expressed an interest to directly purchase an aggregate of 2 million units (or 2.3 million units if the underwriters' over-allotment option is exercised in full), which would equal 10% of the outstanding units upon the completion of the offering. However, we also note your disclosure that Patria or its affiliates may decide to purchase more, less, or no units in the offering. Please clarify whether there is a cap on the maximum amount of units that Patria or its affiliates can purchase in this offering, and if so, please disclose the cap.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 20, 155 and 158 of Amendment No. 2.

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Please do not hesitate to contact me at (212)-450-6095 or manuel.garciadiaz@davispolk.com or Pedro J. Bermeo at (212)-450-4091 or pedro.bermeo@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz	/s/ Pedro J. Bermeo
Manuel Garciadiaz	Pedro J. Bermeo

cc:	José Augusto Gonçalves de Araújo Teixeira, Chief Executive Officer, Patria Latin American Opportunity Acquisition Corp.